File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL Resources Inc. Ten Peachtree Place Suite 1000 Atlanta, GA 30309

(Name of company or companies filing this statement
and addresses of principal executive offices)

AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, GA 30309

(Name of top registered holding company of each applicant or declarant)

Bryan E. Seas, Vice President and Controller AGL Resources Inc. Ten Peachtree Place Suite 1000 Atlanta, GA 30309

(Name and address of agent for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Paul Shlanta Shannon Omia Pierce AGL Resources Inc. Ten Peachtree Place, 15th Floor Atlanta, GA 30309 (404) 584-3394 (Tel) (404) 584-3714 (Facsimile)

TABLE OF CONTENTS

Item 1. Description of Proposed Transaction		1
A.	Introduction and General Request	1
B.	Description of the Applicant	1
	1. AGL Resources Inc. and its Subsidiaries	1
	a. AGL Resources	1
	b. Utility Subsidiaries	2
	(i) Atlanta Gas Light Company	2
	(ii) Chattanooga Gas Company	2
	(iii) Elizabethtown Gas	2
	(iv) Elkton Gas	2
	(v) Florida City Gas Company	3
	(vi) Virginia Natural Gas, Inc.	3
	c. Other Utility Subsidiaries	3
	d. Non-utility Subsidiaries	4
	(i) NUI Saltville Storage, Inc.	4
	(ii) VG Pipeline	4
	(iii) VG Storage	4
C.	Description of the Transaction	5
	1. The Sale	5
	2. Benefits of the Sale	5
D.	Applicable Provisions	5
	1. Sections 6(a), 7 and 12 (d)	6
	2. Rule 44 Analysis	6
	3. Rule 54 Analysis	6
Item 2. Regulatory Approval		7
A.	State Approvals	7
	1. Virginia	7
Item 3. Procedure		7
Item 4. Exhibits and Financial Statements		8
Item 5. Information as to Environmental Effects		9

i

Item 1.	Description of Proposed Transaction.

A.	Introduction and General Request

In this Application, AGL Resources Inc. ("AGL Resources"), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries, NUI Corporation (“NUI”) and Virginia Gas Company (“VGC”), request authority under Sections 6(a), 7 and 12(d) of the Act and Rules 44 and 54 thereunder to sell NUI’s fifty percent member interest in Saltville Gas Storage Company LLC (“SGS”), held by its subsidiary, NUI Saltville Storage, Inc. (“NUISS”),1  and all of the issued and outstanding capital stock of Virginia Gas Pipeline Company (“VGPC”) and Virginia Gas Storage Company (“VGSC”), held by VGC, to Duke Energy Gas Transmission (“DEGT”) and Duke Energy Saltville Gas Storage, L.L.C., subsidiaries of Duke Energy Corporation.2  The proposed transaction, more fully described below, is referred hereto as the "Sale."

B.	Description of the Applicant

1.	AGL Resources Inc. and its Subsidiaries

a.	AGL Resources Inc.

AGL Resources is a corporation organized under the laws of Georgia, and is an Atlanta-based energy services holding company whose principal business is the distribution of natural gas. AGL Resources owns six gas public utility subsidiary companies: Atlanta Gas Light Company ("AGLC"), Chattanooga Gas Company ("CGC"), Elizabethtown Gas, Elkton Gas Company (“Elkton Gas”), Florida City Gas Company (“FCGC”) and Virginia Natural Gas, Inc. ("VNG"); and several directly or indirectly-owned subsidiary companies. AGLC, CGC Elizabethtown Gas, Elkton Gas, FCGC and VNG serve more than 2.2 million customers in six states.

AGL Resources' common stock has a five dollar ($5.00) par value and is listed and traded on the New York Stock Exchange under the symbol "ATG." As of December 31, 2004, AGL Resources had 76,953,218 shares of common stock issued and outstanding. As of and for the twelve months ended December 31, 2004, AGL Resources had total assets of $5.64 billion, net utility plant assets of $2.89 billion, total operating revenues of $1.832 billion, operating income of $332 million and net income of $153 million. As of December 31, 2004, AGL Resources, in conjunction with its subsidiaries, employed approximately 2,970 full-time employees.

b.	Utility Subsidiaries

(i)	Atlanta Gas Light Company

AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia, including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta. AGLC also has approximately 6.0 billion cubic feet, or Bcf, of liquefied natural gas ("LNG") storage capacity in three LNG plants to supplement the supply of natural gas during peak usage periods.

The Georgia Public Service Commission regulates AGLC with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2004, AGLC had total assets of $2.5 billion, total operating revenues of $583 million and net income of $120 million. AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc.

(ii)	Chattanooga Gas Company

CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee. CGC also has approximately 1.2 Bcf of LNG storage capacity in its LNG plant.

The Tennessee Regulatory Authority regulates CGC with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2004, CGC had total assets of $158 million, total operating revenues of $98 million and net income of $9 million.

(iii)	Elizabethtown Gas

Elizabethtown Gas is a natural gas local distribution utility acquired with AGL Resources’ acquisition of and merger with NUI, with distribution systems and related facilities in central and northwestern New Jersey. Elizabethtown Gas has an LNG storage and vaporization facility to supplement the supply of natural gas during peak usage periods. The facility has a daily capacity of 24,200 million cubic feet (Mcf) and storage capacity of 131,000 Mcf. Most of Elizabethtown Gas’s customers are located in densely populated central New Jersey, where increases in the number of customers primarily result from conversions to gas heating from alternative forms of heating. In the northwest region of the state, customer additions are driven primarily by new construction.

The New Jersey Board of Public Utilities regulates Elizabethtown Gas with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2004, Elizabethtown Gas had total assets of $647 million, total operating revenues of $470 million and net income of $12.8 million.

(iv)	Elkton Gas

Elkton Gas is a natural gas local distribution utility, acquired with AGL Resources’ NUI acquisition and merger. Elkton Gas has distribution systems and related facilities serving approximately 5,900 customers in Cecil County, Maryland. Elkton Gas customers are about 93% commercial and industrial and about 7% residential.

The Maryland Public Service Commission regulates Elkton Gas with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2004, Elkton Gas had total assets of $9 million, total operating revenues of $10.8 million and net income of $.34 million.

(v)	Florida City Gas Company

FCGC is a natural gas local distribution utility, acquired with AGL Resources’ NUI acquisition and merger. FCGC has distribution systems and related facilities in central and southern Florida. FCGC customers purchase gas primarily for heating water, drying clothes and cooking. Some customers, primarily in central Florida, also purchase gas to provide space heating during the winter season

The Florida Public Service Commission regulates FCGC with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2004, FCGC had total assets of $126.5 million, total operating revenues of $86.4 million and net income of ($.15) million.

(vi)	Virginia Natural Gas, Inc.

VNG is a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia. VNG owns and operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia. VNG also has approximately 5.0 million gallons of propane storage capacity in its two propane facilities to supplement the supply of natural gas during peak usage periods.

The Virginia State Corporation Commission ("VSCC") regulates VNG with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2004, VNG had total assets of $751 million, total operating revenues of $346 million and net income of $26.3 million.

c.	Other Utility Subsidiaries

Virginia Gas Distribution Company (“VGDC”) is an indirect wholly-owned public utility subsidiary of NUI, which AGLR acquired through an acquisition and merger transaction in November 2004, and a direct subsidiary of VGC, a holding company for certain utility and non-utility businesses. VGDC distributes gas to approximately 275 customers in Virginia. During fiscal year 2004, VGDC sold approximately 237.855 Mcf of gas, of which 4% were sold to residential customers and 96% to commercial and industrial customers.

d.	Non-utility Subsidiaries

AGL Resources owns several nonutility subsidiaries,3  including NUISS, VGPC, and VGSC. A description of the non-utility subsidiaries that are the subject of the Sale follows:

(i)	NUI Saltville Storage, Inc.

NUI's wholly owned subsidiary, NUISS, is a fifty-percent member of Saltville Gas Storage Company, LLC ("SGS"). SGS is a joint venture between subsidiaries of NUI and Duke Energy Gas Transmission ("DEGT") that is developing a high-deliverability underground natural gas storage facility in Saltville, Virginia. SGS plans to expand the present Saltville Storage Project from its current capacity of 1 Bcf to approximately 12 Bcf in several phases. The Saltville Storage Project connects to DEGT's East Tennessee Natural Gas (“ETNG”) interstate system and its Patriot pipeline. More than half of the working gas initially stored at the Saltville facility has been used to serve customers transporting gas through the Patriot pipeline.

SGS is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act. Under its FERC-issued certificate of public convenience and necessity, SGS is authorized to charge rates set by FERC based on a methodology commonly used by FERC to derive rates for storage services. Since SGS’s capacity will increase every year until 2007, FERC has also directed SGS to propose phased rates that reflect the increments of costs and substantial capacity additions expected through 2007.

(ii)	VG Pipeline

VG Pipeline, a wholly-owned subsidiary of VGC, operates the SGS high-deliverability underground natural gas storage field located in Saltville, Virginia and provides intrastate transportation services from its 77-mile-long, 8 inch diameter P-25 pipeline system stretching from Saltville to Radford in southwestern Virginia. The P-25, which connects with the SGS facilities in Saltville, has a capacity of approximately 30,000 dekatherms per day and runs parallel to Duke’s ETNG/Patriot facilities. VG Pipeline also serves as the construction manager for SGS. VG Pipeline also owns certain rights-of-way and easements to be used by VG Pipeline in connection with the proposed P-24 gas pipeline originating in Tazwell County, Virginia and extending in a southern direction to a point near the East Tennessee Natural Gas Company pipeline.

(iii)	VG Storage

VG Storage operates the Early Grove Storage Field, a depleted underground natural gas reservoir storage facility, located in southwestern Virginia in Washington and Scott counties. VG Storage owns the four-inch and six-inch diameter P-17 pipelines extending from the Early Grove Gas Storage Complex to an interconnection point with East Tennessee Natural Gas Company pipeline.

C.	Description of the Transaction

1.	The Sale

On April 27, 2005, NUISS (the “AGL Resources Member” of SGS) and VGC (collectively the “Sellers”) entered into a Purchase and Sale Agreement (the “Agreement”) with DEGT and Duke Energy Saltville Gas Storage, L.L.C. (the “Duke Member” of SGS) (collectively the Buyers) in which the Sellers agreed to sell their interests in SGS, VG Pipeline, and VG Storage for $62 million, subject to various adjustments before and after closing. More specifically, DEGT will purchase all of the issued and outstanding shares of capital stock of VG Storage and VG Pipeline (“Purchased Companies”), and the Duke Member will purchase NUISS’ fifty percent interest in SGS. VGDC’s right, title and interest in certain real property and contract rights primarily used in or related to the assets described in Items I.B.(d) (ii) and (iii) above will be assigned to VG Pipeline. Currently, NUISS and the Duke Member each hold a fifty percent interest in SGS. The Agreement is being filed as an exhibit to this Application under a request for confidential treatment pursuant to Section 250.104(b) of the Commission’s regulations.

As part of the Sale, loans previously extended by NUISS and the Duke Member to SGS will be equalized so that each member has an equal amount of debt from SGS and subsequently such outstanding loans will be extinguished.

2.	Benefits of the Sale

The Sale will strengthen AGL Resources' financial position and, thus, is consistent with AGL Resources’ goal of improving its financial strength by reducing debt. The Sale will allow AGL Resources to improve its capital structure as the proceeds from the Sale of the member interest in SGS and the Sale of the capital stock in the Purchased Companies will be applied to AGL Resources’ commercial paper debt. Thus the Sale promotes re-allocation of AGL Resources’ to activities more in line with AGL’s current business plans and activities.

The Sale is in the public interest as it will not impair or jeopardize adequate service at just and reasonable rates to VG Pipeline’s, VG Storage’s or SGS’s customers. VG Pipeline and VG Storage will continue to abide by their Virginia State Corporation Commission-approved tariffs and fully honor their obligations to customers and to all regulatory authorities.

D.	Applicable Provisions

AGL Resources considers Sections 6(a), 7 and 12(d) of the Act and Rules 44 and 54 thereunder to be applicable to the transaction proposed in this Application. To the extent the proposed transaction is considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, AGL Resources requests authorization, exemption, or approval.

AGL Resources respectfully submits that the authorizations requested in this Application are in its best interest and are appropriate for the protection of investors and consumers. AGL Resources further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

1.	Sections 6(a), 7 and 12(d)

“Except in accordance with a declaration effective under section 7 and the order under such section permitting such declaration to become effective,” section 6(a) of the Act makes it unlawful, without approval of the Commission under Section 12, “for any registered holding company or subsidiary company thereof . . . (1) to issue or sell any security of such company; or (2) to exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company.”

Section 12(d) of the Act makes it unlawful “for any registered holding company . . . to sell any security which it owns of any public-utility company, or any of its utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such Sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.”

2.	Rule 44 Analysis

The proposed transactions are subject to Rule 44 under the Act. Rule 44 requires Commission approval for any Sale by a registered holding company, directly or indirectly, to any person of utility assets or of the securities that such holding company owns in any public utility company.

AGL Resources is in the process of integrating the entities it acquired under its November 2004 acquisition and merger with NUI Corporation and its subsidiaries. A part of the integration process is the restructuring of the combined entity. AGL Resources believes that its investors and consumers are best served with its concentration on AGL Resources’ traditional business of natural gas distribution. As a result, AGL Resources has determined to sell the NUISS, VG Storage and VG Pipeline non-utility assets and to thereby reduce the debt of the corporation. The purchase price and other definitive terms of the Sale of NUISS, VG Storage and VG Pipeline reflected in the Purchase Agreement, negotiated by the Sellers and Buyers over a number of months, are the result of arm’s length bargaining. The purchase price of $62 million constitutes fair and adequate consideration for the Sale of NUISS’ fifty percent member interest in SGS and the issued and outstanding capital stock of VGPC and VGSC, held by VGC.

3.	Rule 54 Analysis

The proposed transactions are subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Neither AGL Resources nor any of its subsidiaries presently or as a result of the consummation of the Sale will have an interest in any EWG or FUCO and, accordingly, Rule 53 is satisfied.

Item 2.	Regulatory Approval

The state regulatory requirements described below must be complied with before the Applicant can complete the Sale.

A.	State Approvals

1.	Virginia

Duke Energy, and DEGT, as the Buyers, and AGL Resources, NUI and VGC, as the Sellers (collectively, “the Petitioners” or “Parties”) have requested approval from the VSCC under Chapter 5 of Title 56 of the Code of Virginia (§ 56-88 et seq.) for a transaction under which DEGT will acquire control of VG Storage and VG Pipeline. In addition, VGC, VG Pipeline, and VG Storage have requested approval from the VSCC for an affiliates transaction under Chapter 4 of Title 56 of the Code of Virginia (§ 56-76 et seq.) in order to effectuate the sale of certain assets. The VSCC must approve the disposition of any utility assets subject to its jurisdiction located in Virginia. The Petitioners must show that the provision of adequate service at just and reasonable rates will not be threatened or impaired by the Sale.

VGC-VG Storage also holds a mining permit under Virginia mining permit/license number 90421-AA for the mining of salt. VGC and its parent companies will comply with all appropriate Virginia laws that concern the transfer of such licenses, including the filing of a Permit Relinquishment Form with the Virginia Department of Mines, Minerals, and Energy, Division of Mineral Mining.

Item 3.	Procedure

AGL Resources requests that the Commission issue and publish not later than May 21, 2005, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than June 7, 2005, by which comments may be entered and a date not later than July 7, 2005, as a date after which an order of the Commission granting this Application may be entered by the Commission.

Applicant hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission’s decision, and (iv) waives a 30-day waiting period between the issuance of the Commission’s order and the date upon which it is to become effective.

Item 4.	Exhibits and Financial Statements

Exhibits

A-1
Amended and Restated Articles of Incorporation of AGL Resources Inc., filed with the Securities and Exchange Commission as Exhibit B to Amendment No. 1 to AGL Resources Inc.'s Registration Statement on Form S-4, SEC File No. 33-99826 (incorporated by reference).

A-2
Bylaws of AGL Resources Inc., as amended October 29, 2003, filed with the Securities and Exchange Commission as Exhibit 3.2 to the AGL Resources Inc.'s Annual Report on Form 10-K filed on February 15, 2005, SEC File No. 1-14174 (incorporated by reference).

A-3	Bylaws of Virginia Gas Storage Company.

A-4	Bylaws of Virginia Gas Pipeline Company.

B-1	Sale Agreement and Appendices (to be filed in paper copy with request for confidential treatment pursuant to Rule 104(b), 17 C.F.R. § 250.104(b)).

C-1	Application to the Virginia State Corporation Commission.

C-2	Order of the Virginia State Corporation Commission (to be filed by amendment).

D-1	Map of the facilities subject to the Sale Agreement.

E-1	Opinion Letter of Counsel (AGL Resources Inc.)

H-1
AGL Resources Inc.'s 2004 Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on February 15, 2005, SEC File No. 1-14174 (incorporated by reference).

I-1	Proposed Form of Notice.

J-1
Description of Nonutility Subsidiaries (incorporated by reference to AGL Resources Inc.’s Pre-effective Amendment No. 2 to Form U-1 filed with the Securities and Exchange Commission on November 24, 2004, SEC File No. 70-10243).

K-1	Pre-Transaction Corporate Chart.

K-2	Post-Transaction Corporate Chart.

Financial Statements

FS-1
AGL Resources Inc.'s Consolidated Balance Sheet as of December 31, 2004, included in AGL Resources Inc.'s Annual Report on Form 10K, filed on February 15, 2005, SEC File No.1-14174 (incorporated by reference).

FS-2
AGL Resources Inc.'s Consolidated Statement of Income for the year ended December 31, 2004, included in AGL Resources Inc.'s Annual Report on Form 10K, filed on February 15, 2005, SEC File No. 1-14174 (incorporated by reference).

FS-3	AGL Resources Inc.'s Consolidated Statements of Common Shareholders’ Equity for the year ended December 31, 2004, included in AGL Resources Inc.'s Annual Report on Form 10K, filed on February 15, 2005, SEC File No. 1-14174 (incorporated by reference).

FS-4
AGL Resources Inc.'s Consolidated Statement of Cash Flows for the year ended December 31, 2004, included in AGL Resources Inc.'s Annual Report on Form 10K, filed on February 15, 2005, SEC File No. 1-14174 (incorporated by reference).

FS-5	Notes to Consolidated Financial Statements, included in AGL Resources Inc.'s Annual Report on Form 10K, filed on February 15, 2005, SEC File No. 1-14174 (incorporated by reference).

Item 5.	Information as to Environmental Effects

The transaction that is the subject of this Application does not involve a “major federal action” nor does it significantly affect the “qualify of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2005

AGL Resources Inc.

/s/ Paul R. Shlanta
By:  Paul R. Shlanta
Senior Vice President, General Counsel and Chief Compliance Officer

[1]
NUISS is a subsidiary of NUI Utilities, which was acquired by AGL Resources in a November 30, 2004 acquisition and merger with NUI Corporation (“NUI”). (U.S. Securities and Exchange Commission Holding Company Act Release No. 35-27917; 70-10243.) Under the terms of the acquisition and merger, AGL Resources acquired all the outstanding common stock of NUI, an exempt holding company under section 3(a)(1) of the Act and indirect ownership of NUI’s subsidiary companies. AGL Resources also sought and received authority: (1) to retain NUI’s non-utility subsidiaries and to reorganize NUI’s direct and indirect non-utility subsidiaries without further Commission approval and (2) to acquire NUI’s interest in Saltville Gas Storage Company, LLC pursuant to an exemption under Rule 16.

[2]	Duke Energy Corporation is a public utility company under the Act. It is not a holding company under the Act.

[3]
The Commission previously authorized AGL Resources’ retention of its nonutility subsidiaries acquired prior to its merger with NUI Corporation in AGL Resources Inc., et al., Holding Co. Act Release No. 27243 (Oct. 5, 2000).

EXHIBIT INDEX

Exhibit No	Exhibit Description
A-3	Bylaws of Virginia Gas Storage Company	Filed herewith
A-4	Bylaws of Virginia Gas Pipeline Company	Filed herewith
B-1	Sale Agreement and Appendices (to be filed in paper copy with request for confidential treatment pursuant to Rule 104(b), 17 C.F.R. § 250.104(b))	Filed herewith
C-1	Application to the Virginia State Corporation Commission	Filed herewith
C-2	Order of the Virginia State Corporation Commission	To be filed by amendment
D-1	Map of the facilities subject to the Sale Agreement	Filed herewith
E-1	Opinion Letter of Counsel (AGL Resources Inc.)	Filed herewith
I-1	Proposed Form of Notice	Filed herewith
K-1	Pre-Transaction Corporate Chart	Filed herewith
K-2	Post-Transaction Corporate Chart	Filed herewith